

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 15, 2016

<u>Via E-mail</u>
James R. Heistand
President and Chief Executive Officer
Parkway, Inc.
Bank of America Center
390 North Orange Avenue, Suite 2400
Orlando, Florida 32801

> **Re:  Parkway, Inc.**
> **Form 10-12B**
> **Filed July 1, 2016**
> **File No. 001-37819**

Dear Mr. Heistand:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.  Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible. Please also tell us whether you will not be in a position to file executed versions of any of the "Form of" agreements listed in the Exhibit Index prior to effectiveness. For example purposes only, please tell us whether the Separation and Distribution Agreement will be executed before this filing becomes effective and, if so, if you intend to file the executed Agreement as an exhibit.

2.  We note your disclosure that no vote of the Parkway Properties Inc. or Cousins Properties Inc. stockholders is required in connection with the spin-off. Please provide us with a legal analysis regarding the basis for this statement.

3.      We note that the spin-off is not being registered under the Securities Act.  We also note your disclosure on page 5 that Parkway, Inc. was formed as a corporation on June 3, 2016.  Please tell us whether any of the properties that are to be held by Parkway, Inc. on the date of separation were acquired by Cousins Properties Inc. or Parkway Properties, Inc. or any of their subsidiaries within the last year.  We may have further comment.

4.      We note your disclosure that New Parkway LP expects to enter into financing transactions in connection with the spin-off, and that you expect $200 million of the financing to be distributed to the partners of New Parkway LP who will in turn contribute the funds to Cousins Properties LP, which will use the funds to repay certain indebtedness of Cousins and its subsidiaries, including Parkway Properties Inc.'s existing credit facilities.  Please provide us supplementally with your analysis of the impact these transactions on the first condition of question four of Staff Legal Bulletin No. 4.

5.      We note you have identified Cousins as the accounting acquirer; thus, Cousin's assets and liabilities will be recorded at historical cost and Parkway's assets and liabilities will be recorded at fair value.  Please clarify for us how you determined that Cousins is the accounting acquirer.  Your response should address, but not be limited to, the ownership after the merger, including the impact of any non-controlling interest and limited voting shares.  Your response should also address the relative size of Cousins and Parkway prior to the merger.  Please refer to paragraphs 10-15 of ASC 805-10-55.

Information Statement Summary

Competitive Strengths, page 1

6.      We note your disclosure on page 143 regarding the New Parkway Stockholders Agreement with TPG Parties and the Thomas Letter Agreement.  Please revise your Summary section to disclose the material terms of these agreements.

7.      We note you disclosed Parkway's net debt to EBTIDA multiple.  Please revise to include the amount of your net debt, and any applicable Item 10(e) disclosures.  Within your response, please tell us how you calculated the net debt to EBITDA multiple.

8.      We note you disclosed Parkway's fixed charge coverage ratio.  Please tell us how you complied with Item 601 of Regulation S-K, or tell us how you determined it was not necessary to include an exhibit with reasonable detail of the computation of this ratio.

Structure and Formation of New Parkway Prior to New Parkway's Distribution, page 5

9.      Please disclose the purpose of the $5 million contribution by Cousins to Parkway Inc. in exchange for shares of New Parkway non-voting preferred stock.  Also explain why Parkway Inc. will hold $5 million of preferred units in Parkway LP which in turn will hold $5 million of preferred units of New Parkway LP.

James R. Heistand
Parkway, Inc.
July 15, 2016
Page 3

Our Portfolio, page 3

Top 20 Customers, page 3

10.    We note that footnote (1) to your table of Top 20 Customers on pages 3 and 116 states that "the actual customer may be an affiliate or subsidiary of the customer shown." As you appear to have listed the industries in which your customers operate, please revise to clarify. Please also revise your disclosure to identify any customers that account for greater than ten percent of your rental revenue.

Structure and Formation of New Parkway Prior to New Parkway's Distribution, page 5

11.    Please revise your Summary disclosure to provide the total amount of anticipated indebtedness after the spin-off transaction has been completed. Please confirm that you plan to revise to disclose the material terms of your financing arrangements, including interest rate, maturity date, and financial covenants.

12.    We note your disclosure that proceeds from your borrowings will be transferred to Cousins Properties LP and will be used to fund the repayment of certain indebtedness of Cousins Properties LP and its subsidiaries, including Parkway Properties Inc.'s LP's outstanding debt. Please revise to disclose the amount of the portion of Cousins Properties LP's indebtedness and Parkway Properties Inc.'s indebtedness that will be paid off as a result of this transfer.

Ownership Structure Following Distribution, page 7

13.    In order for investors to better understand the changes in your organizational structure as a result of the merger, reorganization and subsequent spin-off transaction, please consider providing a graphical representation of the corporate structure prior to the transactions in addition to your corporate structure after the spin-off.

Cautionary Statement Concerning Forward-Looking Statements, page 61

14.    We note your disclosure that you have made forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. It is not clear how you are able to rely upon the safe harbors for forward-looking statements since it is applicable to an issuer that, at the time the statement is made, is subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act of 1934. Please revise your disclosure accordingly or advise.

The Separation, the UPREIT Reorganization and the Distribution, page 63

15.     We note your disclosure that the Separation and Distribution Agreement sets forth, among other things, your agreements with Cousins regarding the principal transactions necessary to separate you from Cousins.  We further note your disclosure on page 64 that you and Cousins will incur costs in connection with the transition.  Please revise your disclosure in this section to more fully discuss and quantify the anticipated costs in connection with the separation, the UPREIT reorganization and the distribution, including those fees associated with the Transition Services Agreement.  Please also describe how these costs will be allocated.

16.     We note your disclosure regarding the UPREIT reorganization.  Please revise your disclosure to describe the plan of reorganization in more detail.

Transfer of Assets and Assumption of Liabilities, page 67

17.     We note your disclosure that the Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to you and Cousins as part of the Separation.  Please revise to more specifically describe all the assets, liabilities and obligations associated with the Houston business, the Third-Party Services Business and certain assets previously owned by Parkway, including clarifying those assets, liabilities and obligations related to these businesses that will not transfer to you, as applicable.  In addition, please revise to briefly describe these assets, liabilities and obligations in the summary.

Capitalization, page 76

18.     Please revise to disaggregate the historical column into Cousins Houston Historical and Parkway Houston Historical.

Notes to Unaudited Pro Forma Combined Financial Statements

A. Real estate related investments and intangible assets and liabilities, page 86

19.     Please revise to clarify how you determined the fair value of the Parkway Houston office properties, intangible assets, and below market leases.

B. Cash and cash equivalents and notes payable to banks, net, page 86

20.     Please revise to clarify your basis for assuming the New Parkway Credit Facilities have a term of three years.

C. Receivables and other assets,  page 87

21.     Please revise to clarify how you determined the fair value of the Parkway Houston
        leasing commissions.

D. Mortgage notes payable, net, page 87

22.     Please revise to clarify that the amounts in the column "Parkway Houston Historical" and
        "Fair Market Value of Parkway Houston" represent the unamortized premium and the
        fair value adjustment, as opposed to the book value of the mortgage notes payable and the
        fair value of the entire mortgage notes payable.

23.     Please clarify for us and in your filing the source of the payoff of CityWestPlace I & II
        debt, as it does not appear that you have reflected a cash payment in your pro forma
        financial information.

24.     Please revise to clarify how the amount presented in "Fair Market Value of Parkway
        Houston" is calculated.

G. Cousins Houston, Parkway Houston and additional paid in capital, page 88

25.     We note the amount of net equity value of Houston Business distributed is $275,023.
        Please revise to include a detail of the $275,023 and include cross references to the other
        related pro forma adjustments.

a. Income from office properties, page 89

26.     We note your disclosure on page 10 that some of your customers can terminate their
        leases early.  Please tell us and revise your filing to clarify how you considered the
        termination clauses in your determination of the lease term, as well as your calculation of
        the straight-line rent adjustment.

c. General and administrative expenses, page 90

27.     We note that you expect G&A to range between $14 million and $16 million.  Please
        revise to clarify what that estimate is based on.

e. Interest expense, page 90

28.     Please revise your disclosure to state the interest rate used to calculate the pro forma
        interest on New Parkway Credit Facilities.  Also, to the extent the actual interest rate
        could vary from the interest rate depicted, please revise your filing to disclose the effect
        of a 1/8 percent variance in interest rate.

g. Dividends on non-voting preferred stock, page 91

29.     Please revise to clarify your basis for the use of a 6% market rate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 92

30.     We note you have determined that Parkway Houston and Cousins Houston are both your predecessors.  Please tell us how you determined it was appropriate to identify both Parkway Houston and Cousins Houston as your predecessors.  Within your response, please reference the authoritative literature management relied upon.

Parkway Houston, page 93

31.     Please revise to include a more detailed discussion of Parkway Houston and Cousins Houston's leasing activity during the periods presented, including the amount of new leases and renewed leases executed, and the amount of leases that were not renewed.  Please also revise to provide a more detailed discussion of Parkway Houston's leasing costs, including tenant improvement costs and leasing commissions, as applicable.

Revenue Recognition, page 93

32.     Disclosure under this heading references unconsolidated joint ventures.  Please clarify whether there are any such joint ventures and, if so, where such investments are reflected in the financial statements.

Liquidity and Capital Resources

Contractual Obligations, page 100

33.     We note that in the table under this heading, amounts due in 2016 have been adjusted for the payment on April 6, 2016.  Since this table is as of March 31, 2016, all amounts outstanding as of that date should be reflected.  Please revise your table accordingly.  Additionally, if you think that it is material information, you may also include a pro forma contractual obligation table that is consistent with the information presented in your unaudited pro forma combined financial statements.

Business and Properties, page 113

34.     We note your disclosure on page 114 that your customer base generally consists of high-quality and creditworthy customers.  Please revise to disclose how you will monitor tenant credit quality.

Management, page 130

35.    We note your summary risk factor and risk factor disclosure that after the Separation
       certain of your directors and executive officers may have actual or potential conflicts of
       interest because of their previous or continuing equity interest in, or positions at, Cousins.
       We further note your disclosure throughout that Parkway, Inc. will be led by a dedicated
       management team.  Please tell us whether any of your key employees will hold positions
       with Cousins upon consummation of the spin-off.

Security Ownership of Certain Beneficial Owners and Management, page 146

36.    We note your disclosure on page 46 that immediately following the Distribution, it is
       expected that TPG VI Pantera Holdings, L.P. and TPG VI Management, LLC ("TPG
       Funds") will own approximately 9.5% of your issued and outstanding common stock.
       Please revise to disclose the natural person(s) that controls the voting and/or dispositive
       rights for the shares held by the TPG Funds by footnote or otherwise in your beneficial
       ownership table.

Description of Material Indebtedness, page 148

37.    We note you expect to enter into new indebtedness.  To the extent terms of the debt are
       known although not finalized, please provide material terms, including related interest
       rates, maturity dates, and any other material terms.

Material U.S. Federal Income Tax Consequences, page 157

Taxation of Our Company, page 160

38.    We note your disclosure that you expect to receive an opinion from counsel that you have
       been organized in conformity with the requirements for qualification and taxation as a
       REIT under the Code.  Please tell us whether you anticipate being in a position to receive
       such opinion before this filing becomes effective and, if so, if you intend to file the
       opinion as an exhibit.

Parkway Houston

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition, page F-15

39.    We note your disclosure on page 10 that some of your customers can terminate their
       leases early.  Please tell us and revise your fling to clarify how you considered the
       termination clauses in your determination of the lease term, your calculation of straight-

line rental revenue, and the amounts in your schedule by year of future minimum rental receipts.  This comment also applies to the financial statements of Cousins Houston.

Schedule III – Real Estate and Accumulated Depreciation for Cousins Houston, page F-52

40.     Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost for Federal income tax purposes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at 202-551-3432 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.  Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc:     Bruce Gilchrist
        Matt Thomson
        Hogan Lovells
        Via E-mail